UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file no. 001-15491

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
2835 Kemet Way
Simpsonville, South Carolina 29681

REQUIRED INFORMATION

Financial Statements and Schedules.  The financial statements and schedules included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

June 26, 2015	By	/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer for the Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Participants of the KEMET Employees’ Savings Plan and
The Board of Directors of KEMET Corp.
Simpsonville, South Carolina

We have audited the accompanying statements of net assets available for benefits of the KEMET Employees’ Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina
June 26, 2015

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
(amounts in thousands)

	2014	2013
Assets:
Investments at fair value (Note 3 and 7)	$105,740	$103,154
Notes receivable from participants	1,166	1,113
Total assets	106,906	104,267
Adjustment from fair value to contract value for fully benefit- responsive investment contracts (Note 7)	(317)	(337)
Net assets available for benefits	$106,589	$103,930

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and December 31, 2013
(amounts in thousands)

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 7)	$(353)	$13,924
Interest and dividends	5,599	3,257
	5,246	17,181
Interest income on notes receivable from participants	51	52
Contributions:
Participants	3,503	3,429
Employer	2,214	2,192
Rollovers	104	23
	5,821	5,644
Total increase to net assets	11,118	22,877
Deductions from net assets attributed to:
Benefits paid to participants	8,379	14,126
Administrative expenses	80	79
Total deductions	8,459	14,205
Net increase	2,659	8,672
Net assets available for benefits:
Beginning of year	103,930	95,258
End of year	$106,589	$103,930

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)                    Description of Plan

The following description of the KEMET Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                    General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (the “Company” or “KEMET”) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Effective January 1, 2007, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type”.  In December of 2010, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART ACT”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”).

(b)                    Contributions

Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  After a participant contributes the maximum allowed contribution, $17,500 for calendar years 2014 and 2013, a catch-up contribution may be made on a pre-tax or after-tax basis subject to Internal Revenue Service (“IRS”) limitations, $5,500 for each calendar year 2014 and 2013.  The Company contributes 100% of the first 6% of compensation that a participant contributes to the Plan.

In addition, the Company, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Company. No discretionary contributions were made in 2014 or 2013.

(c)                     Participant Accounts

Each participant’s account is credited (charged) with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) investment earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                    Vesting

Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any discretionary contributions made by the Company plus actual earnings (losses) thereon.

(e)                     Investment Options

Participants may direct their investments in one or more of 22 investment options, which include 21 mutual funds (registered investment companies and retirement funds) and a common trust fund.  The Plan’s administrative committee froze the option to purchase KEMET Corporation common stock effective December 31, 2008.  As such, participants may no longer direct their investments into the KEMET Corporation Stock fund.

(f)                      Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 less the participant’s highest outstanding loan balance from the preceding 12 months, or 50% of their vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan.  As of December 31, 2014, interest rates ranged from 4.25% to 9.25% on participant loans. Principal and interest are paid through payroll deductions.

(g)                Payment of Benefits

On termination of service due to death, disability, or retirement, participants may elect to receive either a lump-sum amount equal to the value of the vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution.

(2)                    Summary of Significant Accounting Policies

(a)                    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

(b)                    Notes receivable from participants

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged to the participants' account balance. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(c)                     Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. KEMET Corporation common stock is valued at its quoted market price.

The Investment Contracts held by the Stable Value Fund are primarily synthetic. The Synthetic Investment Contracts (“SICs”) consist of a portfolio of underlying assets owned by the trust, and a wrap contract issued by a financially responsible third party. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying asset, in order to permit fund permitted participant initiated withdrawals from the trust.  The SICs provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. The average yield was 1.83% and 2.06% for 2014 and 2013, respectively. The weighted average crediting interest rate was 2.34% and 2.30% at December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer of the stable value fund wrap contract.  Such events include, but are not limited to the following (1) partial or complete legal termination of the trust or a unit holder, (2) tax disqualification of the trust or a unit holder, and (3) certain trust amendments if issuer’s consent is not obtained. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)                    Payment of Benefits

Benefit payments are recorded when paid.

(e)                 Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

(f)                 Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in the net appreciation of fair value of investments.

(g)                 Subsequent Events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

(3)                    Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. That framework:

·      defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

·      establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

·      eliminates large position discounts for financial instruments quoted in active markets; and

·      expands disclosures about instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

·      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

·      Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

·      Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

a. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

b. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

c. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund: Stated at estimated fair value which is based on the unit values of the fund (see Note 2).

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Balanced mutual funds	$14,671	$—	$—	$14,671
Fixed income mutual funds	5,671	—	—	5,671
Growth mutual funds	62,163	—	—	62,163
Common stock of KEMET Corporation	1,381	—	—	1,381
T. Rowe Price Stable Value Fund*	—	21,854	—	21,854
	$83,886	$21,854	$—	$105,740

* T. Rowe Price Stable Value Fund seeks to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Balanced mutual funds	$13,429	$—	$—	$13,429
Fixed income mutual funds	5,772	—	—	5,772
Growth mutual funds	57,796	—	—	57,796
Common stock of KEMET Corporation	2,049	—	—	2,049
T. Rowe Price Stable Value Fund*	—	24,108	—	24,108
	$79,046	$24,108	$—	$103,154

* T. Rowe Price Stable Value Fund seeks to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The following table for December 31, 2014 and 2013 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value (amounts in thousands):

	December 31, 2014
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Pooled separate accounts:
Stable value fund (a)	$21,854	$—	Daily	See (a)
	December 31, 2013
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Pooled separate accounts:
Stable value fund (a)	$24,108	$—	Daily	See (a)

(a)
This category includes a stable value common trust fund whose objective is to maximize current income consistent with the maintenance of principal and to provide for benefit-responsive participant withdrawals at contract value for certain events without penalty or adjustment. See note 2. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. Retirement plans invested in the trust are required to provide either twelve or thirty months’ advance written notice prior to redemption of trust units; this required notice period may be shortened or waived. The fair value of the Plan’s investment in this category has been estimated using the net asset value per share of the underlying investments.

(4)                    Related Party Transactions

Certain plan investments are shares of mutual funds and a stable value fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $4,707 and 3,651 for the years ended December 31, 2014 and 2013, respectively. The Company pays for the annual audit and all legal and fiduciary related services related to the Plan.  The Plan also has investments in common stock of KEMET Corporation. As described in Note 2, the Plan made a direct payment to the third party administrator of approximately $80,000 which was not covered by revenue sharing. The Company pays directly any other fees related to the Plan's operations.

(5)                Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(6)                    Tax Status

The Company applied for and received a determination letter dated July 7, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan’s administrative committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)                    Investments

At December 31, 2014 and 2013, the investments of the Plan were as follows, with registered investment companies comprising more than 5% of net assets available for benefit separately stated (amounts in thousands):

	2014	2013
Investments at fair value:
At quoted market prices:
Registered investment companies (mutual funds):
T. Rowe Price Mid-Cap Growth Fund	$15,177	$13,722
T. Rowe Price Equity Income Fund	12,670	12,172
T. Rowe Price Balanced Fund	10,227	9,652
T. Rowe Price Small Cap Value Fund	7,439	8,335
T. Rowe Price Blue Chip Growth Fund	6,885	6,311
All other mutual funds	30,107	26,805
	82,505	76,997
Common stock of KEMET Corporation	1,381	2,049
At estimated fair value:
T. Rowe Price Stable Value Fund	21,854	24,108
Total investments, at fair value	$105,740	$103,154

During the years ended December 31, 2014 and 2013, the Plan’s investments appreciated (depreciated) in value as follows (amounts in thousands):

	2014	2013
Registered investment companies (mutual funds)	$135	$13,696
Common stock of KEMET Corporation	(488)	228
	$(353)	$13,924

The difference between the fair value and contract value of this Plan’s stable value fund during the years ended December 31, 2014 and 2013 is reflected below (amounts in thousands):

	2014	2013
Net assets at fair value	$21,854	$24,108
Adjustment to contract value	(317)	(337)
Net assets at contract value	$21,537	$23,771

(8)                    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$106,589	$103,930
Adjustment from the contract value to the fair value for fully benefit- responsive investment contracts	317	337
Net assets available for benefits per the Form 5500	$106,906	$104,267

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	Year Ended December 31, 2014	Year Ended December 31, 2013

Total investment income and notes receivable interest income per
the financial statements	$5,297	$17,233
Net change in the contract value to the fair value for fully benefit-
responsive investment contracts	(20)	(795)
Total investment income per the Form 5500	$5,277	$16,438

(9)                    Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN
EIN #06-1198308     Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

(amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment
	Identifier of issue,	including maturity date,
Party-	borrower, lessor,	rate of interest, collateral,		Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Loomis Sayles Bond Retail	**	$3,885
*	T. Rowe Price	Balanced Fund	**	10,227
*	T. Rowe Price	Blue Chip Growth Fund	**	6,885
*	T. Rowe Price	Equity Income Fund	**	12,670
*	T. Rowe Price	International Stock Fund	**	3,152
*	T. Rowe Price	Mid-Cap Growth Fund	**	15,177
*	T. Rowe Price	T Rowe Price Retire Bal Inv	**	334
*	T. Rowe Price	Retirement 2005 Fund	**	26
*	T. Rowe Price	Retirement 2010 Fund	**	194
*	T. Rowe Price	Retirement 2015 Fund	**	1,498
*	T. Rowe Price	Retirement 2020 Fund	**	2,946
*	T. Rowe Price	Retirement 2025 Fund	**	3,358
*	T. Rowe Price	Retirement 2030 Fund	**	3,955
*	T. Rowe Price	Retirement 2035 Fund	**	3,127
*	T. Rowe Price	Retirement 2040 Fund	**	1,502
*	T. Rowe Price	Retirement 2045 Fund	**	1,017
*	T. Rowe Price	Retirement 2050 Fund	**	478
*	T. Rowe Price	Retirement 2055 Fund	**	279
*	T. Rowe Price	Science & Technology Fund	**	3,124
*	T. Rowe Price	Small Cap Value Fund	**	7,439
*	T. Rowe Price	Prudential Total Return Bond Z	**	1,232
*	T. Rowe Price	Stable Value Common Trust Fund	**	21,537	(f)
*	KEMET Corp.	Kemet Corporation Common Stock	**	1,381
	Notes receivable from participants	Interest rates ranging from
		4.25% to 9.25%***	—	1,166
				$106,589

*                       A party-in-interest as defined by ERISA.
**                Cost omitted for participant-directed investments.
***   The accompanying financial statements classify participant loans as notes receivable from participants.

(f) Represents contract value of the T. Rowe Price Stable Value Fund; fair value at December 31, 2014 is approximately $22,000 thousand.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm